Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. subsidiary Acasti Pharma Inc.
welcomes Dr Jean Davignon to its Scientific Advisory Board

World Renowned Clinician-Scientist and leading authority in the fields of Hyperlipidemia and Atherosclerosis

Laval, Québec, CANADA – January 26, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) subsidiary Acasti Pharma Inc. (“Acasti”) are pleased to announce the expansion of Acasti’s Scientific Advisory Board (SAB) by welcoming Pr. Jean Davignon OC, GOQ, MD, MSc, FRCPC, FACP, FRSC, FACN, FAHA, FCAHS, to join Dr. Jacques Genest (McGill Univeristy), Dr. Steven Nissen (Cleveland Clinic), Pr. Ruth McPherson (University of Ottawa), Pr. William Harris (Sandford Research/USD), Pr. Thomas G. Hartman (Rutgers University Center) and Dr. Magdy M. Abdel-Malik (Quaestio Global Partners).

Dr. Jean Davignon is the founding member of the Canadian Atherosclerosis Society, the Canadian Association for Familial Hypercholesterolemia and the Canadian Institute of Academic Medicine. Dr. Davignon was the Director of the Hyperlipidemia and Atherosclerosis Research Unit at the Institut de recherches cliniques de Montréal (IRCM) from 1967 until 2008 where he was appointed Emeritus Researcher in 2009. He is currently Emeritus Physician at the Hôtel-Dieu Hospital in Montreal, Professor at the Faculty of Medicine at the Université de Montréal and Adjunct Professor in the Department of Experimental Medicine at McGill University. He practices in the field of lipidology at the Nutrition, Metabolism and Atherosclerosis Clinic which he founded at IRCM in 1967.

Recipient of numerous awards and achievements from many outstanding organizations including the Markle Scholar in Academic Medicine (1967-1972), “Coeur Québec Or” from the Quebec Heart and Stroke Foundation and the FNG Starr Award of the Canadian Medical Association (1993). In 1995, Dr. Davignon was made an Officer of the Order of Canada, Canada's highest civilian honor. In 2006, he was made a Grand Officer of the National Order of Quebec; in 2000, he was awarded the Quebec Government's Prix Wilder-Penfield and in 1995, he was made a Fellow of the Royal Society of Canada. He also received a doctorate Honoris Causa from Université Paul Sabatier, Toulouse, France (1992), and the Grande Médaille d’Or du Centenaire from the Institut Pasteur of Lille, France (1994). The Jean Davignon Distinguished Cardiovascular and Metabolic Research Award, sponsored by Pfizer, was created in 2006.

“Acasti Pharma continues to demonstrate its dedication to excellence by welcoming Dr. Jean Davignon, a world renowned clinician-scientist in the field Hyperlipidemia and Atherosclerosis” said Dr. Farhad Amiri, Director, Preclinical Studies, Acasti Pharma Inc. “We are honored to have the opportunity to work with Dr. Davignon and benefit both from his expertise and knowledge in the development of our multiple products currently in our pipeline” he added.

“It is with great honor and respect that we welcome Dr. Jean Davignon as a member of our Scientific Advisory Board” said Dr. Tina Sampalis, President of Acasti Pharma Inc. “We are extremely proud to have attracted someone of the caliber of Dr. Davignon to our team completing the esteemed group of scientific experts guiding our efforts. Dr. Jean Davignon brings expertise on core aspects of Acasti’s product development” she added. “Overall, we have made considerable progress to date in Acasti; we are ready to initiate our first Phase II clinical study with CaPre™, Acasti’s drug candidate, while launching our first medical food Onemia™ in the United States and advancing on the commercialization of Acasti’s fixed dose combination over the counter product Vectos™” added Dr. Sampalis.

“I am pleased and honored to join the scientific advisory board of Acasti Pharma Inc. as their drug development program is promising, at the leading-edge and raises many important mechanistic questions” commented Dr. Jean Davignon.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	1 (888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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